

SECU 02005707 OMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



RECEIVED
FEB 21 2002

SEC FILE NUMBER
8- 50562

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
THE LIGHTHOUSE ORGANIZATION, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
2901 PARK AVENUE, SUITE D02
(No. and Street)

SOQUEL	CALIFORNIA	95073
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT H. SALS (831) 464-5300
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HUTCHINSON AND BLOODGOOD LLP
(Name — *if individual, state last, first, middle name*)

17 ASPEN WAY	WATSONVILLE	CA	95076
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

3/13/02

OATH OR AFFIRMATION

I, ROBERT H. SALS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THE LIGHTHOUSE ORGANIZATION, INC., as of DECEMBER 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NO EXCEPTIONS

Signature

PRESIDENT

Title

Notary Public


CATE A. MILLER
COMM. #1316010
NOTARY PUBLIC - CALIFORNIA
SANTA CRUZ COUNTY
My Comm. Expires July 31, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE LIGHTHOUSE ORGANIZATION, INC.

FINANCIAL REPORT

Years Ended December 31, 2001 and 2000

TABLE OF CONTENTS



Hutchinson and Bloodgood LLP

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
17 ASPEN WAY
WATSONVILLE, CALIFORNIA 95076
(831) 724-2441 FAX (831) 761-2136
Web Site www.hbllp.com / E-mail info@hbllp.com

Independent Auditors' Report

To the Board of Directors
The Lighthouse Organization, Inc.
Soquel, California

We have audited the accompanying balance sheets of The Lighthouse Organization, Inc. as of December 31, 2001 and 2000, and the related statements of income, stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Lighthouse Organization, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Hutchinson and Bloodgood LLP

January 22, 2002

THE LIGHTHOUSE ORGANIZATION, INC.

BALANCE SHEETS
December 31, 2001 and 2000

ASSETS	2001	2000
CURRENT ASSETS		
Cash	$ 12,420	$ 69,358
Accounts receivable	3,473	2,890
Deferred income tax benefit (Note 2)	680	--
Prepaid income taxes	1,144	600
Total current assets	$ 17,717	$ 72,848
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 775	$ 47
Income taxes payable	--	539
Deferred income tax liability (Note 2)	338	760
Note payable, related party (Note 3)	--	47,817
Total current liabilities	1,113	49,163
STOCKHOLDER'S EQUITY		
Common stock, par value 33.334 cents; 100,000 shares authorized; 20,000 shares issued and outstanding	6,667	6,667
Additional paid-in capital	11,071	11,071
Retained earnings (deficit)	(1,134)	5,947
	16,604	23,685
	$ 17,717	$ 72,848

The notes to financial statements are an integral part of these statements.

THE LIGHTHOUSE ORGANIZATION, INC.

STATEMENTS OF INCOME
Years Ended December 31, 2001 and 2000

	2001	2000
Revenue	$ 271,810	$ 147,650
Operating expense	279,188	143,869
Income (loss) before provision for income taxes	(7,378)	3,781
Provision for income taxes (Note 2)	(297)	1,042
Net income (loss)	$ (7,081)	$ 2,739

The notes to financial statements are an integral part of these statements.

THE LIGHTHOUSE ORGANIZATION, INC.

STATEMENTS OF STOCKHOLDER'S EQUITY
Years Ended December 31, 2001 and 2000

	Common Stock		Additional Paid-in	Retained Earnings	
	Shares	Amount	Capital	(Deficit)	Total
Balances, 12/31/99	20,000	$ 6,667	$ 11,071	$ 3,208	20,946
Net income, 2000	--	--	--	2,739	2,739
Balances, 12/31/00	20,000	6,667	11,071	5,947	23,685
Net loss, 2001	--	--	--	(7,081)	(7,081)
Balances, 12/31/01	20,000	$ 6,667	$ 11,071	$ (1,134)	$ 16,604

The notes to financial statements are an integral part of these statements.

RECONCILIATION OF NET INCOME (LOSS) TO NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES

	2001	2000
Net income (loss)	$ (7,081)	$ 2,739
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
(Increase) decrease in:		
Accounts receivable	(583)	3,419
Prepaid expenses	(544)	--
Deferred income tax benefit	(680)	--
Increase (decrease) in:		
Accounts payable	728	47
Income taxes payable	(539)	242
Deferred income tax liability	(422)	--
Net cash provided (used) by operating activities	$ (9,121)	$ 6,447

Note 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Lighthouse Organization, Inc., was incorporated on September 26, 1997, and is licensed by the National Association of Securities Dealers to sell variable annuity life insurance policies.

Accounting Policies

Use of Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingencies, and the reported revenues and expenses.

Cash Equivalents

For purposes of the statement of cash flows, cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less.

Valuation of Trade Receivables

Trade receivables are stated at face value with no allowance for doubtful accounts. An allowance for doubtful accounts is considered unnecessary because probable uncollectible accounts are immaterial.

Income Taxes

The Company is organized as a corporation and reports income on the cash basis for the purposes of federal income and state franchise taxes. The Company provides for deferred taxes resulting from temporary differences between financial and taxable income.

Note 2. PROVISION FOR INCOME TAXES

Components of the provision for income tax expense for the years ended December 31, 2001 and 2000 are as follows:

	2001	2000
Income tax at statutory rates:		
Federal income tax	$ --	$ 962
California franchise tax	800	800
Net operating loss carryforwards	--	(423)
Current income tax expense	800	1,339
Adjustments for:		
Timing differences	(1,097)	(297)
	$ (297)	$ 1,042

The Company has available, at December 31, 2001, approximately $8,000 of operating loss carry forwards, which may be applied against future federal and California taxable income and that expire in 2021 and 2011, respectively. Deferred taxes, due to timing differences in cash basis reporting, are presented on the balance sheet as follows:

	2001	2000
Deferred income tax benefit	$ 680	$ --
Deferred income tax liability	$ 338	$ 760

Note 3. RELATED PARTY TRANSACTIONS

Note Payable, Related Party:

At December 31, 2000, stockholder Robert H. Sals made a short-term loan to the Company. The note was due on demand, including interest at the rate of 8% per annum. The loan was repaid in 2001.

Note 3. RELATED PARTY TRANSACTIONS (Continued)

Overhead Expense:

The Company shares office space and pays overhead expense to Lighthouse Asset Management Corp., a party related by common ownership. Overhead expense is allocated based on each company's annual revenue, net of commissions paid. Overhead expense for the years ended December 31, 2001 and 2000 was $165,544 and $36,433, respectively.

Note 4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's net capital Rule 15c3-1, which requires the maintenance of a minimum net capital of the greater of the minimum dollar requirement of $5,000 or 6.67% of aggregate indebtedness.

As of December 31, 2001, the Company had a net capital of $16,004, which was $11,004 in excess of its required net capital of $5,000.

As of December 31, 2000, the Company had a net capital of $23,085, which was $18,085 in excess of its required net capital of $5,000.

Note 5. RESERVE REQUIREMENTS

The Company is exempt from the computation for Determination of the Reserve Requirements pursuant to paragraph (k) (2) (i) of Rule 15c3-3.

Note 6. POSSESSION OR CONTROL REQUIREMENTS

The Company is exempt from submitting the Schedule of Information Relating to the Possession or Control Requirements under paragraph (k) (2) (i) of Rule 15c3-3.



Hutchinson and Bloodgood LLP

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
17 ASPEN WAY
WATSONVILLE, CALIFORNIA 95076
(831) 724-2441 / FAX (831) 761-2136
Web Site www.hbllp.com / E-mail info@hbllp.com

To the Board of Directors
The Lighthouse Organization, Inc.
Soquel, California

The accompanying information shown on Schedules I and II (pages 12 and 13) is presented for purposes of additional analysis and is not a required part of the basic financial statements. Our audits of the basic financial statements were made for the purpose of forming an opinion on those statements taken as a whole. The accompanying financial information has been subjected to the auditing procedures applied in the audits of the basic financial statements.

In our opinion, the accompanying information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hutchinson and Bloodgood LLP

January 22, 2002

THE LIGHTHOUSE ORGANIZATION, INC.

SCHEDULE I - REVENUE, OPERATING EXPENSE, AND OPERATING INCOME (LOSS)
Years Ended December 31, 2001 and 2000

	2001		2000	
	Amount	% of Revenue	Amount	% of Revenue
REVENUE				
Commissions	$ 271,097	99.74%	$ 135,588	91.83%
Overrides	713	0.26	12,062	8.17
	271,810	100.00	147,650	100.00
OPERATING EXPENSE				
Commissions	101,338	37.28	99,142	67.15
Postage	1,109	0.41	318	0.22
Overhead expense	165,544	60.90	36,433	24.68
Licenses and permits	211	0.08	--	--
Regulatory fees	1,400	0.52	1,535	1.04
Dues and subscriptions	281	0.10	--	--
Insurance	1,423	0.52	--	--
Professional fees	7,849	2.89	6,425	4.35
Bank charges	4	--	16	0.01
Miscellaneous	29	0.01	--	--
	279,188	102.71	143,869	97.44
OPERATING INCOME	$ (7,378)	(2.71)%	$ 3,781	2.56%

THE LIGHTHOUSE ORGANIZATION, INC.

SCHEDULE II - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
Years Ended December 31, 2001 and 2000

	2001	2000
NET CAPITAL		
Total stockholder's equity	$ 16,604	$ 23,685
Less unallowable assets	(1,824)	(600)
	$ 14,780	$ 23,085
AGGREGATE INDEBTEDNESS		
Total liabilities	$ 1,113	$ 49,163
COMPUTATION OF NET CAPITAL REQUIREMENT		
(A) Minimum net capital based on aggregate indebtedness (6.67% of aggregate indebtedness)	$ 74	$ 3,279
(B) Minimum dollar requirement per 240.15c3-1 (a)(2)(vi)	$ 5,000	$ 5,000
Net capital requirement (greater of (A) or (B))	$ 5,000	$ 5,000
RECONCILIATION TO FORM X-17A-5		
Net capital as reported in Form X-17A-5 (Unaudited)	$ 15,133	$ 21,815
Audit adjustments	(353)	1,270
Net capital per above	$ 14,780	$ 23,085



Hutchinson and Bloodgood LLP

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
17 ASPEN WAY
WATSONVILLE, CALIFORNIA 95076
(831) 724-2441 / FAX (831) 761-2136
Web Site www.hbllp.com / E-mail info@hbllp.com

Independent Auditors' Report on Internal Accounting Control

To the Board of Directors
The Lighthouse Organization, Inc.
Soquel, California

In planning and performing our audit of the financial statements of The Lighthouse Organization, Inc., for the year ended December 31, 2001, we considered its internal control structure and accounting system in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also performed a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures as defined in 17a-5 (g) (ii), (iii) and (iv) followed by the Company, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments made by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Commission Rule 17a-5 (g) lists additional objectives of the practices and procedure listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management and the Commission and should not be used for any other purpose.

Hutchinson and Bloodgood LLP

January 22, 2002